One Corporate Center
Rye, NY 10580-1422

Fax (914) 921-5392
www.gabelli.com



# GAMCO Investors, Inc.

For Immediate Release:

Contact: Jeffrey M. Farber
Executive Vice-President and Chief
Financial Officer
(914) 921-5147

For further information please visit
**www.gabelli.com**

## GAMCO Asset Management Says Shareholder Vote at Coachmen Industries, Inc. Annual Meeting Was Hijacked.

Rye, New York, May 7, 2010 – Coachmen Industries, Inc. (COHM.PK) announced the results of the voting at its 2010 Annual Shareholder Meeting held on April 29, 2010. The three individuals nominated for election as Director by Coachmen each received less than half the votes received by each of the three individuals nominated by GAMCO Asset Management Inc. ("GAMCO").

Coachmen Nominee results:

|  | For | Withheld |
| --- | --- | --- |
| Robert J. Deputy | 2,332,975 | 2,570,914 |
| Richard M. Lavers | 2,325,198 | 2,578,691 |
| Edwin W. Miller | 2,333,308 | 2,570,581 |

GAMCO Nominee results:

|  | Votes received for each and disallowed: |
| --- | --- |
| Glenn J. Angiolillo | 5,427,219 |
| Avrum Gray | 6,222,448 |
| Robert S. Prather, Jr. | 6,222,488 |

Even the shareholders that did not vote for the GAMCO nominees expressed their displeasure with management's nominees. More of these shareholders "withheld" their votes for the Coachmen nominees than voted for the nominees.

But in a clear rebuke to its shareholders, Coachmen refuses to recognize the votes cast for the GAMCO nominees, and instead, has announced that its nominees were each re-elected for a three-year term. In so doing, Coachmen has effectively hijacked the election in complete disregard of the voices and best interests of its shareholders, claiming the GAMCO nominations did not meet certain technical requirements of the Coachmen bylaws.

The Coachmen shareholders have spoken loud and clear. Coachmen should not be permitted to seat directors who do not have the support of the shareholders. Therefore, GAMCO urges Coachmen to review the results of the election and count all the shareholder votes cast.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of approximately: 2,868,019 shares of the common stock of Coachmen, representing 17.7% of the outstanding Coachmen common stock

\*    \*    \*    \*    \*    \*    \*

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of March 31, 2010 GAMCO had $28.0 billion in assets under management.

## SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.